O L S H A N	PARK AVENUE TOWER ● 65 EAST 55TH STREET ● NEW YORK, NEW YORK 10022 TELEPHONE: 212.451.2300 ● FACSIMILE: 212.451.2222

EMAIL:  AFREEDMAN@OLSHANLAW.COM
DIRECT DIAL:  212.451.2250

April 15, 2014

VIA EDGAR, FACSIMILE AND ELECTRONIC MAIL

Mellissa Campbell Duru
Special Counsel
United States Securities and Exchange Commission
Office of Mergers and Acquisitions
100 F Street, N.E.
Washington, D.C. 20549

Re:	Darden Restaurants, Inc.
Definitive Additional Soliciting Materials

Filed on Schedule 14A by Starboard Value LP, Starboard Value and Opportunity Master Fund Ltd., Starboard Value and Opportunity S LLC, Starboard Value and Opportunity C LP, Starboard Leaders Delta LLC, Starboard Leaders Fund LP, Starboard Value GP LLC, Starboard Principal Co LP, Starboard Principal Co GP LLC, Starboard Value A LP, Starboard Value A GP LLC, Starboard Value R LP , Starboard Value R GP LLC, Jeffrey C. Smith, Mark R. Mitchell, Peter A. Feld, Bradley D. Blum, Charles M. Stonsteby, Robert Mock and Craig S. Miller (collectively, “Starboard”)

Filed April 1, 2014
File No. 1-13666

Dear Ms. Duru:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated April 4, 2014 (the “Staff Letter”) with regard to the above-referenced matter.  We have reviewed the Staff Letter with Starboard and provide the following responses on its behalf.  For ease of reference, the comments in the Staff Letter are reproduced in italicized form below.  Terms that are not otherwise defined have the meanings ascribed to them in the Primer on Darden’s Real Estate (the “Real Estate Primer”) and Investor Presentation (collectively, the “Presentations”).

General

1.
Refer generally to conclusory statements that are made on the slides included in “A Primer on Darden’s Real Estate” and the investor presentation. We remind you of prior comment 14 of our initial letter dated March 5, 2014. If expressing a reasonably supported opinion, then please clearly distinguish your opinion from assertions of fact. For example, the following non-exclusive list of assertions should be recharacterized in future filings as your opinion:

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

April 15, 2014

•	“even at a significant discount...a real estate separation still creates meaningful value...”;

•	“[m]anagement has misled shareholders regarding potential debt breakage costs...”; • “[s]ubstantial value could be created by spinning off Darden’s properties into a new REIT...”

•	“...we see no reason why the OpCo could not retain its investment grade rating...”; and,

•	“...both the OpCo and the REIT could maintain investment grade ratings...”

We acknowledge the Staff’s comment and hereby confirm that in future filings, if expressing reasonably supported opinions, we will clearly distinguish such opinions from assertions of fact.  In addition, we hereby confirm that in any future filings that reference and/or include information from the Presentations, if expressing reasonably supported opinions, we will clearly distinguish opinions from assertions of fact.

2.
Please refer to Part III of the Primer presentation. The inclusion of asset valuations in proxy materials is only appropriate and consonant with Rule 14a-9 when made in good faith and on a reasonable basis. Discussion of asset valuations should therefore be accompanied by disclosure which facilitates security holders’ understanding of the basis for and limitations on the projected realizable values. Although you have set forth what you believe to be the appropriate basis for the valuations, there is a lack of disclosure highlighting the limitations inherent in projected and implied values. Further, given that each slide and projected valuation builds upon or is related to the next, the limitations of each data set should be consistently highlighted. Please file materials that clarify the limitations of all the valuations referenced in your presentations. Refer generally to Rule 14a-9.

We acknowledge the Staff’s comment and hereby confirm that in future filings we will clarify the limitations of the valuations referenced in Starboard’s presentations.  In addition, we hereby confirm that in any future filings that reference the Real Estate Primer and/or information referenced therein, we will include a disclaimer and/or footnote addressing such inherent limitations.

3.
Further, to our comment above, each time approximate valuations are disclosed, please prominently highlight that there can be no assurance that the estimates are reflective of actual realizable value. Disclosure throughout Part III should be accompanied with such qualifications. Refer generally to Rule 14a-9.

We acknowledge the Staff’s comment and hereby confirm that in future filings, including those that reference and/or include information from the Real Estate Primer, we will prominently highlight that there can be no assurance that the estimates are reflective of actual realizable value.

April 15, 2014

4.
Please refer to our prior comment and disclosure in Section VI, page 62 where the participants state that a Darden REIT “would still likely trade at a substantial premium to where Darden currently trades...” Please qualify this statement as your opinion and include disclosure that there can be no assurance of any future projected trading value for a Darden REIT. Please also be mindful of the prohibition in Rule 14a-9, note A.

We acknowledge the Staff’s comment and hereby confirm that in future filings if we reference the statement in Section VI, page 62 of the Real Estate Primer that a Darden REIT “would still likely trade at a substantial premium to where Darden currently trades...”, we will qualify such statement as Starboard’s opinion and include disclosure that there can be no assurance of any future projected trading value for a Darden REIT.

5.
Please disclose that the analysis provided by Green Street may not be consistent with the analysis of other financial advisors and accordingly, shareholders should understand that different analysis may yield different results.

We acknowledge the Staff’s comment and hereby confirm that in any future filings that reference the Green Street analysis, we will provide disclosure that such analysis may not be consistent with the analysis of other financial advisors and accordingly, that different analyses may yield different results.

6.
Please supplementally provide us with the materials used by the financial advisor and Starboard, marked to show the relevant data that has been extrapolated to produce the information on page 30 of the Primer. Similarly, please also provide appropriately marked pages of the relevant debt instruments you have reviewed in support of the assertions you make in Section V.

We acknowledge the Staff’s comment and have supplementally provided the requested materials regarding page 30 and section V of the Real Estate Primer, which are attached hereto as Annex A.

*     *     *     *     *

The Staff is invited to contact the undersigned with any comments or questions it may have.  We would appreciate your prompt advice as to whether the Staff has any further comments.  Thank you for your assistance.

Sincerely,

/s/ Andrew Freedman

Andrew Freedman

Enclosure

cc:           Jeffrey C. Smith

ANNEX A

Real Estate Primer Supplemental Materials

1.
Slide 17: The Cap Rate and Rent per Square Foot values for each of the regions is an average that was calculated by Green Street based on store-by-store assumptions for each of Darden’s stores.  The store-by-store figures used by Green Street are based on its proprietary models regarding rental rates and cap rates in each specific market area, as well as their examination of precedent transactions and discussions with market participants.

It is important to note that the figures presented on this slide are averages, and are not necessarily reflective of the Rent per Square Foot or Cap Rate that any individual store would obtain in any particular transaction.

2.
Slides 19 & 21: For the Fee Simple properties, the $27.10 Rent per Square Foot and 7.1% cap rate are the average values obtained via the store-by-store analysis discussed above.  For the Ground Leased properties, the $10.65 Rent per Square Foot and 8.8% cap rate are the average values for a Second Lease position obtained by Green Street through a store-by-store analysis.  The analysis, as further discussed on Slide 21, first looked at the average Rent per Square Foot on a Fee Simple property, then subtracted the Rent per Square Foot for a Ground Lease (a lease of only the land by a company that already owns the building) – the difference between these two figures being the Rent that Darden could collect on a “Second Lease” of the building only.  The analysis then incorporated the fact that a Ground Lease would generally sell for a lower Cap Rate than a Fee Simple property in order to determine the implied Cap Rate on a Second Lease (since the weighted-average of the Ground Lease Cap Rate and the Second Lease Cap Rate should equal the Fee Simple Cap Rate).  Green Street then assumed that the Ground Leases have an average remaining term of 27 years, including all renewal options, 1.9% annual rent increases, and 0.8% annual maintenance capital expenditure requirements, which are all consistent with its proprietary data for casual dining restaurants generally, and factored those assumptions into a discounted cash flow model to derive a Ground Lease discount rate of 10.3%

It is important to note that the figures presented on this slide are averages, and are not necessarily reflective of the Rent per Square Foot or Cap Rate that any individual store would obtain in any particular transaction.

3.	Slides 20, 22, and 23 summarize the results of the valuation based on the assumptions discussed above.

4.	Slides 24 & 25: The Supportable Rent analysis is based on the Rent, Square Footage and Cap Rate assumptions discussed on the prior slides, which we also explain above.

As we note on this slide, it is important to note that although we believe that with cost reductions Darden could support rent substantially in excess of even the highest end of the rents that we have assumed in any of our valuations, the maximum supportable rent may be higher than market rent in some instances.  Further, the Rent per Square Foot and Cap Rate used are averages, and are not necessarily reflective of the Rent per Square Foot or Cap Rate that any individual store would obtain in any particular transaction.

5.
Slides 26 & 27: The Precedent Transactions used here were identified by Green Street as those being most comparable to Darden’s properties.  We believe that they are comparable because the restaurants featured here are in similar markets to Darden’s properties and have, on average, similar customer demographics, store sizes, price points, and menu focuses to Darden’s restaurants.

It is important to note that this analysis is based on a sample of recent transactions, and that a different sample of transactions could yield different results.

6.
Slides 28 & 29: The comparable publicly traded REITs used are those identified by Green Street as being most comparable to a potential Darden REIT.  We believe they are most comparable because of their focus on triple-net-leases (a Darden REIT would be structured with triple-net-leases), and because of their focus on retail properties similar to Darden’s restaurants in size and credit quality.

It is important to note that this analysis is based on a sample of comparable companies, and that a different sample of companies could yield different results. Further, there is no guarantee that a Darden REIT would trade in the multiple range used herein.

7.	Slide 30: This slide summarizes the 4 valuations discussed above. All of the figures here are derived in more detail on slides 17-29.

It is important to note that these valuations are based on estimates, and that there is no guarantee that any specific transaction would be completed at the valuations shown.

8.	Slide 31: This slide shows how the results of our valuation would change if alternate assumptions are used.

9.
Slide 32: This slide shows what the potential value creation would be in a real estate separation.  It is based on the real estate valuations discussed above, less the value that we believe Darden currently receives in its stock price from the “rent subsidy” that it currently enjoys.  The value of the “rent subsidy” was calculated based on of the total rent assumptions discussed in the prior pages and the multiple at which Darden currently trades.

10.	Slide 32: This slide shows how the potential value creation would change if alternate assumptions are used.

Debt Document Supplemental Materials

(See attached)

Table of Contents

## The Offering

| | |
|---|---|
| Issuer | Darden Restaurants, Inc. |
| Securities Offered | $450 million aggregate principal amount of 3.350% senior notes due 2022. |
| Maturity Date | November 1, 2022. |
| Interest Rate | The notes will bear interest at a rate of 3.350% per year. |
| Interest Payment Dates | Semi-annually in arrears on May 1 and November 1 of each year, commencing on May 1, 2013. |
| Ranking | The notes will be our senior unsecured obligations and will:<br>• rank equally in right of payment with all of our existing and future unsecured and unsubordinated debt, including our revolving credit facility and term loan;<br>• rank senior in right of payment to all of our existing and future subordinated debt;<br>• rank effectively subordinate to our subsidiaries' liabilities; and<br>• rank effectively subordinate in right of payment to any existing and future secured debt to the extent of the value of the assets securing such debt.<br>As of August 26, 2012, we had approximately $1.8 billion of senior debt outstanding (without giving effect to this offering) and our subsidiaries had no debt (excluding any intercompany liabilities). As of that date, we had no outstanding borrowings under our $300.0 million term loan or our $750.0 million revolving credit facility, although we had $245.7 million of commercial paper and $8.5 million of letters of credit outstanding, each of which was backed by our revolving credit facility. |
| Covenants | The indenture governing the notes contains covenants that will limit our ability to:<br>• incur some liens securing debt;<br>• engage in some sale-leaseback transactions; and<br>• enter into some consolidations, mergers or transfers of substantially all of our assets.<br>These covenants apply to Darden and to certain of its subsidiaries but do not apply to Darden's subsidiaries that are not corporations. As of August 26, 2012, approximately 9.6% of Darden's consolidated total assets were held through partnerships and other non-corporate entities. |
| Repurchase at the Option of Holders Upon a Change of Control Triggering Event | If we experience a "Change of Control Triggering Event" (as defined in "Description of Notes—Change of Control"), we will be required, |

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**Change of Control**

If a Change of Control Triggering Event occurs, unless we have exercised our right to redeem the notes as described above, holders of notes will have the right to require us to repurchase all or any part (no note of a principal amount of $2,000 or less will be repurchased in part) of their notes pursuant to the offer described below (the Change of Control Offer). In the Change of Control Offer, we will be required to offer payment in cash equal to 101% of the aggregate principal amount of notes repurchased plus accrued and unpaid interest, if any, on the notes repurchased, to the date of repurchase (the Change of Control Payment). Within 30 days following any Change of Control Triggering Event, or, at our option, prior to any Change of Control, but after the public announcement of the Change of Control, we will be required to mail a notice to holders of notes describing the transaction or transactions that constitute or may constitute the Change of Control Triggering Event and offering to repurchase the notes on the date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed (the Change of Control Payment Date), pursuant to the procedures required by the notes and described in such notice. The notice shall, if mailed prior to the date of consummation of the Change of Control, state that the offer to purchase is conditioned on the Change of Control Triggering Event occurring on or prior to the payment date specified in the notice. We will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the notes as a result of a Change of Control Triggering Event. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of the notes, we will be required to comply with the applicable securities laws and regulations and will not be deemed to have breached our obligations under the Change of Control provisions of the notes by virtue of such conflict and compliance with laws.

On the Change of Control Payment Date, we will be required, to the extent lawful, to:

- accept for payment all notes or portions of notes properly tendered pursuant to the Change of Control Offer;
- deposit with the paying agent an amount equal to the Change of Control Payment in respect of all notes or portions of notes properly tendered; and
- deliver or cause to be delivered to the trustee the notes properly accepted together with an officers' certificate stating the aggregate principal amount of notes or portions of notes being purchased.

The paying agent will promptly pay, from funds deposited by us for such purpose, to each holder of notes properly tendered the Change of Control Payment in respect of such notes, and the trustee will promptly authenticate and mail (or cause to be transferred by book-entry) to each holder a new note equal in principal amount to any unpurchased portion of any notes surrendered.

We will not be required to make a Change of Control Offer if a third party makes an offer in the manner, at the times and otherwise in compliance with the requirements for a Change of Control Offer made by us and such third party purchases all notes properly tendered and not withdrawn under its offer. In addition, we will not repurchase any notes if there has occurred and is continuing on the Change of Control Payment Date an event of default under the indenture, other than a default in the payment of the Change of Control Payment upon a Change of Control Triggering Event.

The definition of Change of Control includes a phrase relating to the direct or indirect sale, transfer, conveyance or other disposition of "all or substantially all" of our properties or assets, taken as a whole with our subsidiaries. Although there is a limited body of case law interpreting the phrase "substantially all," there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of notes to require us to repurchase the notes as a result of a sale, transfer, conveyance or other disposition of less than all of the properties or assets of us and our subsidiaries taken as a whole to another person or group may be uncertain.

For purposes of the foregoing discussion of a repurchase of the notes at the option of holders upon a Change of Control, the following definitions will be applicable:

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"Change of Control" means the occurrence of any of the following:

(1) the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of us and our subsidiaries taken as a whole to any "person" (as that term is used in Section 13(d)(3) of the Exchange Act) other than us or one of our subsidiaries;

(2) the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any "person" (as that term is used in Section 13(d)(3) of the Exchange Act) (other than us or one of our subsidiaries) becomes the "beneficial owner" (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of more than 50% of our Voting Stock measured by voting power rather than number of shares; or

(3) the first day on which a majority of the members of our Board of Directors are not Continuing Directors.

Notwithstanding the foregoing, a transaction will not be deemed to involve a Change of Control if (1) pursuant to such transaction, we become a wholly owned subsidiary of a holding company that has agreed to be bound by the terms of the notes and (2)(A) the holders of the Voting Stock of such holding company immediately following that transaction are substantially the same as the holders of our Voting Stock immediately prior to that transaction or (B) immediately following that transaction no person is the beneficial owner, directly or indirectly, of more than 50% of the Voting Stock of the holding company.

"Change of Control Triggering Event" means the occurrence of both a Change of Control and a Rating Event. Notwithstanding the foregoing, no Change of Control Triggering Event will be deemed to have occurred in connection with any particular Change of Control unless and until such Change of Control has actually been consummated.

"Continuing Directors" means, as of any date of determination, members of our Board of Directors who (1) were members of our Board of Directors on the date of the issuance of the notes or (2) were nominated for election or elected to our Board of Directors with the approval of a majority of the continuing directors under clause (1) or (2) of this definition who were members of our Board of Directors at the time of such nomination or election (either by a specific vote or by approval of our proxy statement in which such member was named as a nominee for election as a director, without objection to such nomination).

"Fitch" means Fitch Ratings.

"Investment Grade Rating" means a rating equal to or higher than Baa3 (or the equivalent) by Moody's and equal to or higher than BBB- (or the equivalent) by S&P and Fitch (or, in each case, if such rating agency ceases to rate the notes of any series or fails to make a rating of the notes publicly available for reasons considered outside of our control, the equivalent investment grade credit rating from any rating agency selected by us as a replacement rating agency as set forth in the definition of "Rating Agencies" below).

"Moody's" means Moody's Investors Service, Inc.

"Rating Agencies" means (1) each of Fitch, Moody's and S&P; and (2) if Fitch, Moody's or S&P ceases to rate the notes or fails to make a rating of the notes publicly available for reasons outside of our control, a "nationally recognized statistical rating organization" within the meaning of Rule 15c3-1(c)(2)(vi)(F) under the Exchange Act, selected by us (as certified by a resolution of our Board of Directors) as a replacement agency for Fitch, Moody's or S&P, or any of them, as the case may be.

"Rating Event" means the notes are rated below an Investment Grade Rating by each of the Rating Agencies (as defined below) on any date from the date of the public notice of an arrangement that could result in a Change of Control until the end of the 60-day period following public notice of the occurrence of a Change of Control

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- will not receive or be entitled to receive physical delivery of any of the underlying debt securities in definitive form; and
- will not be considered to be the owners or holders under the indenture relating to those debt securities.

All payments of principal of and any premium and interest on a global security will be made to the depositary or its nominee, as the case may be, as the registered owner of the global security representing those debt securities. The laws of some states require that some purchasers of securities take physical delivery of securities in definitive form. These limits and laws may impair the ability to transfer beneficial interests in a global security.

Ownership of beneficial interests in a global security will be limited to institutions that have accounts with the depositary or its nominee, which institutions we refer to as the participants, and to persons that may hold beneficial interests through participants. In connection with the issuance of any global security, the depositary will credit, on its book-entry registration and transfer system, the respective principal amounts of debt securities represented by the global security to the accounts of its participants. Ownership of beneficial interests in a global security will be shown only on, and the transfer of those ownership interests will be effective only through, records maintained by the depositary and its participants. Payments, transfers, exchanges and other matters relating to beneficial interests in a global security may be subject to various policies and procedures adopted by the depositary from time to time. Neither we, the trustee, nor any of our or the trustee's agents will have any responsibility or liability for any aspect of the depositary's or any participant's records relating to, or for payments made on account of, beneficial interests in a global security, or for maintaining, supervising or reviewing any records relating to beneficial interests.

**Some Restrictive Covenants**

Unless the applicable prospectus supplement or term sheet specifies otherwise, the debt securities will be subject to certain restrictive covenants described below. These covenants apply to us and to certain of our subsidiaries but do not apply to our subsidiaries that are not corporations. Any additional restrictive covenants applicable to a particular series of debt securities that we offer will be described in the applicable prospectus supplement or term sheet.

*Limitations on Liens*

Unless the applicable prospectus supplement or term sheet specifies otherwise, neither we nor any restricted subsidiary will incur, issue, assume or guarantee any debt secured by a lien on any principal property, of ours or of any restricted subsidiary, or on shares of capital stock or debt issued by any restricted subsidiary and owned by us or any restricted subsidiary, whether the principal property, shares or debt were owned on the date of the indenture or acquired after that date, without providing that the debt securities will be secured equally and ratably with all other debt also secured, as long as this debt is secured.

"Debt" means any obligation of ours or of any of our subsidiaries, or any obligation guaranteed by us or any of our subsidiaries to repay money borrowed, whether evidenced by bonds, debt securities, notes or similar instruments, and including reimbursement obligations related to commercial letters of credit, bankers' acceptances or similar facilities.

"Lien" means, for any property or asset, any mortgage or deed of trust, pledge, hypothecation, assignment, security interest, lien, encumbrance, or other security arrangement of any kind related to that property or asset, including any conditional sale or other title retention agreement having substantially the same economic effect as any of the foregoing.

"Principal property" means all restaurant or related equipment and real property, in each case which is owned by us or a subsidiary and which constitutes all or part of any restaurant located within the United States or Canada.

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"Restricted subsidiary" means any subsidiary of ours which does not meet one of the following conditions:

- the greater portion of the operating assets is located, or the principal business is carried on, outside the United States and Canada, or which, during the 12 most recent calendar months, or shorter period elapsed since its organization, derived the major portion of its gross revenues from sources outside the United States or Canada;
- the principal business consists of financing or assisting in the financing of dealers, distributors or other customers to facilitate:
  - the acquisition or disposition of our products or of any of our subsidiaries, or
  - obtaining equipment or machinery used in this acquisition or disposition;
- the principal business consists of owning, leasing, dealing in or developing real property; or
- substantially all of the assets consist of securities of subsidiaries described in the first three bullet points above.

"Subsidiary" means a corporation in which we or one or more subsidiaries directly or indirectly own more than 50% of the outstanding voting stock. Voting stock is a stock which ordinarily has voting power for the election of directors, at all times or as long as no senior class of stock has this voting power due to a contingency.

The limitations on liens do not apply to:

- liens existing on the date of the indenture;
- liens on any principal property acquired, constructed or improved by us or any restricted subsidiary after the date of the indenture which are created or assumed at the time of, or within 180 days of the acquisition, construction or improvement, to secure or provide for the payment of all or any part of the cost of the acquisition, construction or improvement;
- liens on property, shares of capital stock or debt existing at the time they are acquired by us whether by merger, consolidation, purchase, lease or some other method, including liens existing at the time that this corporation becomes a restricted subsidiary;
- liens in favor of us or any of our restricted subsidiaries;
- liens in favor of the state or federal government, any department, agency or subdivision of any state or federal government, or Canada or any political subdivision of Canada, to secure partial, progress, advance or other payments, to secure other contractual or statutory obligations, or to secure any debt incurred to finance the cost of acquiring, constructing or improving the property that is subject to the lien, including liens incurred in connection with pollution control, industrial revenue or similar financings;
- liens on any property created, assumed or otherwise brought into existence in contemplation of the sale or other disposition of the underlying property, whether directly or indirectly, by way of share disposition or otherwise if we disposed of the property within 180 days after the creation of these liens and if any debt secured by these liens will be without recourse to us or any subsidiary;
- liens imposed by law, including mechanics', workmen's, repairmen's, materialmen's, carriers', warehousemen's, vendors' or other liens arising in the ordinary course of business, or federal, state or municipal liens arising out of contracts for the sale of products or services by us or any restricted subsidiary, or deposits or pledges to obtain the release of any of these liens;
- pledges or deposits under workmen's compensation or similar laws or under other circumstances;
- liens in connection with legal proceedings, including liens arising out of judgments or awards, contested in good faith by us or our restricted subsidiary, or liens incurred by us or our restricted subsidiary to obtain a stay or discharge in the course of legal proceedings;

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- liens for taxes or assessments not yet due or delinquent, or which can be paid without penalty, or contested in good faith by appropriate proceedings;
- liens consisting of restrictions on the use of real property which do not interfere materially with the property's use or value; or
- any extension, renewal or replacement, as a whole or in part, of any lien existing on the date of the indenture or of any lien referred to in the second, third and in the last six bullet points above. This extension, renewal or replacement lien must, however, be limited to all or part of the same property, shares of stock or debt that secured the lien extended, renewed or replaced, plus improvements on the property, and the debt secured by the lien at that time must not be increased.

The limitations on liens also do not apply if at the time and after giving effect to any debt secured by a lien and any retirement of debt secured by a lien:

- the total amount of all existing debt secured by liens which could not have been incurred by us or our restricted subsidiary without equally or ratably securing the debt securities, and which is not subject to the exceptions described above, plus
- the attributable value of all sale and leaseback transactions entered into in reliance on the penultimate paragraph of the section titled "—Limitations on Sale and Leaseback Transactions"

does not exceed the greater of 10% of our consolidated capitalization or $250,000,000.

"Consolidated capitalization" means consolidated total assets less consolidated non-interest bearing current liabilities, all as shown by our consolidated balance sheet and the consolidated balance sheet of our subsidiaries, whether or not consolidated for accounting purposes.

***Limitations on Sale and Leaseback Transactions***

Unless the applicable prospectus supplement or term sheet specifies otherwise, neither we nor any of our restricted subsidiaries will enter into any sale and leaseback transaction involving the leasing for a period greater than three years of any principal property, unless either:

- we or our restricted subsidiary would be, at the time of entering into the sale and leaseback transaction, entitled, without equally and ratably securing the debt securities then existing, to incur, issue, assume or guarantee debt secured by a lien on the property, under the provisions described above in the section entitled " —Limitations on Liens;" or
- within 180 days after that sale or transfer, we apply to retire our funded debt, subject to credits for some voluntary retirements of funded debt, an amount equal to the greater of:
  - the net proceeds of the sale of the principal property sold and leased back under that arrangement, or
  - the fair market value of the principal property so sold and leased back.

This limitation will not apply to a sale and leaseback transaction between us and a restricted subsidiary, or between restricted subsidiaries, or involving the taking back of a lease for a period of less than three years.

"Funded debt" means notes, bonds, debt securities or other debt for money borrowed which by its terms matures at, or is extendible or renewable at the option of the lender to a date more than 12 months after the date of the creation of that debt.

This limitation on sale and leaseback transactions also does not apply if at the time of the sale and leaseback:

- the attributable value of all sale and leaseback transactions existing at that time and which are not subject to the exceptions described above, plus

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- the total amount of all existing debt secured by liens that we entered into in reliance on the penultimate paragraph of the section entitled "—Limitations on Liens"

does not exceed the greater of 10% of our consolidated net tangible assets or $250,000,000.

"Attributable value" means, for any sale and leaseback transaction, at the time of determination, the lesser of:

- the sale price of the principal property so leased, multiplied by a fraction, the numerator of which is the remaining portion of the base term of the lease included in sale and leaseback transaction and the denominator of which is the base term of such lease, and
- the total obligation, discounted to present value at the highest rate of interest specified by the terms of any series of debt securities then outstanding compounded semi-annually, of the lessee for rental payments, other than amounts required to be paid on account of property taxes as well as maintenance, repairs, insurance, water rates and other items which do not constitute payments for property rights, during the remaining portion of the base term of the lease included in that sale and leaseback transaction.

**Events of Default**

Events of default when used in the indenture, mean any of the following for a series of offered debt securities:

- failure to pay any interest on any debt security for 30 days after the interest becomes due;
- failure to pay the principal or premium, if any, on any debt security when due;
- failure to deposit any sinking fund payment on any debt security when due;
- failure to perform or breach of any other covenant in the indenture that continues for 60 days after written notice;
- a default under any bond, debt security, note or other debt for money borrowed by us, including a default related to debt securities of any series other than that series, or under any mortgage, indenture or instrument, including the indenture, under which there may be issued or by which there may be secured or evidenced any debt for money borrowed by us, having an aggregate principal amount outstanding of at least $25,000,000, whether that debt now exists or is later created, which debt has become due and has not been paid, or whose maturity has been accelerated, and which debt has not been discharged or that acceleration has not been annulled within 10 business days after written notice as provided in the indenture;
- some events of bankruptcy, insolvency or reorganization; and
- any other event of default related to the debt securities of that series. Any additional events of default applicable to a particular series of debt securities that we offer will be described in the applicable prospectus supplement or term sheet.

If any event of default, other than an event of default described in the second to last bullet point above for any series, occurs and is continuing, the trustee or the holders of at least 25% in principal amount of the outstanding debt securities of that series may declare the principal amount, or, if any of the debt securities of that series are original issue discount debt securities, the lesser portion of the principal amount of these debt securities as may be specified by their terms, of all of the debt securities of that series to be due and immediately payable.

If an event of default described in the sixth bullet point above occurs, the principal amount, or if any of the debt securities of that series are original issue discount securities, the portion of the principal amount of these debt securities as may be specified by their terms, will automatically become immediately due and payable, and without any declaration or other action on the part of the trustee or any holder.

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Table of Contents

**Consolidation, Merger and Sale of Assets**

We may not consolidate with or merge into another entity or convey, transfer or lease our property and assets substantially as an entirety to any other entity, and we may not permit any entity to consolidate with or merge into us or convey, transfer or lease their properties and assets substantially as an entirety to us, unless:

- any successor or purchaser is a corporation, partnership, limited liability company or trust organized under the laws of the United States, any State or the District of Columbia, and this successor or purchaser expressly assumes our obligations on the debt securities under a supplemental indenture in a form satisfactory to the trustee;
- immediately after giving effect to the transaction, no event of default, and no event which after notice or lapse of time or both would become an event of default, occurred and is continuing;
- if, as a result of this transaction, our property or assets become subject to a lien which is not permitted by the indenture, our successor or we, as the case may be, takes the necessary steps to secure the debt securities issued under the indenture equally and ratably with debt secured by the lien; and
- other conditions required under the indenture are met.

If we consolidate or merge into or if we convey, transfer or lease our assets substantially as an entirety, our successor will succeed to, and will be substituted for us under the indenture, and in this case, but not in the case of a lease, we will be relieved of all obligations and covenants under the indenture and debt securities.

**Defeasance**

Unless the applicable prospectus supplement or term sheet specifies otherwise, the following provisions relating to defeasance and discharge of debt, or relating to defeasance of some restrictive covenants under the indenture, will apply to the debt securities of any series, or to any specified part of a series.

The indenture contains a provision which permits us to elect:

- to defease and be discharged from all of our obligations, subject to limited exceptions, related to any series of debt securities then outstanding, which we refer to as legal defeasance; or
- to be released from our obligations under some restrictive covenants, including those described above under the section entitled "—Some Restrictive Covenants," which we refer to as covenant defeasance.

To make this election, we must:

- deposit in trust for the benefit of the holders of the debt securities, money or U.S. government obligations, or both, which, through the payment of principal, premium, if any, and interest in accordance with their terms, will provide sufficient money to repay in full the series of debt securities and any mandatory sinking fund payments on the respective maturities;
- deliver to the trustee an opinion of counsel as provided under the indenture, that holders of debt securities will not recognize gain or loss for federal income tax purposes as a result of the deposit, defeasance and discharge and will be subject to federal income tax in the same amount, in the same manner and at the same times as would have been the case if this deposit, defeasance and discharge had not occurred; and
- comply with other conditions of the indenture.

If we exercised the legal defeasance option on any debt securities and these debt securities were declared due and payable because an event of default occurred, the amount of money and U.S. government obligations deposited in trust would be sufficient to pay the amounts due on the debt securities at the time of their respective maturities but may not be sufficient to pay the amounts due on the debt securities at acceleration resulting from the event of default. In that case, we would remain liable for the payments.

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of financial statements in conformity with GAAP.

**Section 9.7. Additional Subsidiary Guarantors**. The Company will cause any Subsidiary which is a party to the Bank Credit Agreement, or otherwise guarantees Indebtedness in respect of the Bank Credit Agreement (a "**Subsidiary Guarantor**"), to enter into a Guarantee (a "**Subsidiary Guarantee**") similarly guaranteeing the Company's obligations under the Notes, and deliver to each of the holders of the Notes (concurrently with the incurrence of any such obligation with respect to the Bank Credit Agreement) the following items:

(a) such Subsidiary Guarantee;

(b) a certificate signed by an authorized Responsible Officer of the Company making representations and warranties to the effect of those contained in Sections 5.2, 5.4, 5.6 and 5.7, with respect to such Subsidiary and the Subsidiary Guarantee, as applicable; and

(c) an opinion of counsel (who may be in-house counsel for the Company) addressed to each of the holders of the Notes reasonably satisfactory to the Required Holders, to the effect that the Subsidiary Guarantee by such Person has been duly authorized, executed and delivered and that such Subsidiary Guarantee constitutes the legal, valid and binding agreement of such Person enforceable in accordance with its terms, except as an enforcement of such terms may be limited by bankruptcy, insolvency, fraudulent conveyance and similar laws affecting the enforcement of creditors' rights generally and by general equitable principles.

The holders of the Notes agree to discharge and release any Subsidiary Guarantor from any Subsidiary Guarantee upon the written request of the Company, provided that (i) such Subsidiary Guarantor has been released and discharged (or will be released and discharged concurrently with the release of such Subsidiary Guarantor under the Subsidiary Guarantee) as an obligor and/or guarantor under and in respect of the Bank Credit Agreement and the Company so certifies to the holders of the Notes in a certificate of a Responsible Officer, (ii) at the time of such release and discharge, the Company shall deliver a certificate of a Responsible Officer to the holders of the Notes stating that no Default or Event of Default exists and, (iii) if any fee or other form of consideration is given to any holder of Indebtedness of the Company for the purpose of such release, holders of the Notes shall receive equivalent consideration.

## SECTION 10. NEGATIVE COVENANTS.

The Company covenants that so long as any of the Notes are outstanding:

**Section 10.1. Transactions with Affiliates**. The Company will not and will not permit

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any Subsidiary to enter into directly or indirectly any transaction or group of related transactions (including without limitation the purchase, lease, sale or exchange of properties of any kind or the rendering of any service) with any Affiliate (other than the Company or another Subsidiary), except in the ordinary course and pursuant to the reasonable requirements of the Company's or such Subsidiary's business and upon fair and reasonable terms no less favorable to the Company or such Subsidiary than would be obtainable in a comparable arm's-length transaction with a Person not an Affiliate.

**Section 10.2. Merger, Consolidation, Etc.** The Company will not consolidate with or merge with any other Person or convey, transfer or lease all or substantially all of its assets in a single transaction or series of transactions to any Person unless:

(a) the successor formed by such consolidation or the survivor of such merger or the Person that acquires by conveyance, transfer or lease all or substantially all of the assets of the Company as an entirety, as the case may be (the **"Successor"**), shall be a solvent corporation or limited liability company organized and existing under the laws of the United States or any State thereof (including the District of Columbia), and, if the Company is not such Successor, (i) such Successor shall have executed and delivered to each holder of any Notes its assumption of the due and punctual performance and observance of each covenant and condition of this Agreement and the Notes and (ii) such Successor shall have caused to be delivered to each holder of any Notes an opinion of nationally recognized independent counsel, or other independent counsel reasonably satisfactory to the Required Holders, to the effect that all agreements or instruments effecting such assumption are enforceable in accordance with their terms and comply with the terms hereof; and

(b) immediately before and immediately after giving effect to such transaction, no Default or Event of Default shall have occurred and be continuing.

No such conveyance, transfer or lease of substantially all of the assets of the Company shall have the effect of releasing the Company or any successor corporation or limited liability company that shall theretofore have become such in the manner prescribed in this Section 10.2 from its liability under this Agreement or the Notes.

**Section 10.3. Terrorism Sanctions Regulations.** The Company will not and will not permit any Affiliate to (a) become a Blocked Person or (b) have any investments in or engage in any dealings or transactions with any Blocked Person except in accordance with applicable law and in a manner

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Subsidiaries to, incur any Indebtedness if at the time of such incurrence, and as a result of such incurrence, Priority Debt would exceed 20% of Consolidated Tangible Net Worth.

**Section 10.6. Financial Covenants**

(a) Consolidated Total Debt to Capitalization Ratio. The Company will not permit the Consolidated Total Debt to Capitalization Ratio as of the end of any fiscal quarter of the Company to be greater than 0.75 to 1.00, as such ratio may be adjusted pursuant to Section 10.6(b) below; provided, however, that notwithstanding any such adjustment, the Company will not permit the Consolidated Total Debt to Capitalization Ratio as of the end of any fiscal quarter of the Company to be greater than 0.80 to 1.00.

(b) Most Favored Lender.

(i) If at any time after the Signing Date the Company is party to any Bank Credit Agreement that shall contain any financial covenant that relates specifically to one or more numerical measures of the financial condition or results of operations of the Company or the Company and its Subsidiaries on a consolidated basis (however expressed and whether stated as a ratio, as a fixed threshold, as an event of default, or otherwise) (or any thereof shall be amended, restated or otherwise modified) and such financial covenant is not contained in this Agreement or would be more beneficial to the holders of the Notes than any analogous covenant contained in this Section 10.6 or incorporated into this Agreement pursuant to this Section 10.6(b) (any such financial covenant, a "**Financial Covenant**"), then a Senior Financial Officer shall promptly (but in any event within ten Business Days from the occurrence thereof) provide written notice thereof to the holders of Notes, which notice shall refer specifically to this Section 10.6(b) and shall describe in reasonable detail such Financial Covenant and the relevant ratios or thresholds contained therein. Thereupon, unless waived in writing by the Required Holders, such Financial Covenant shall be deemed automatically incorporated by reference into this Agreement, mutatis mutandis, as if set forth fully herein, without any further action required on the part of any Person, effective as of the date when such Financial Covenant became effective under such Bank Credit Agreement. Any Financial Covenant incorporated into this Agreement pursuant to this Section 10.6(b) shall automatically without any action required to be taken by the Company or any holder of any Note (i) be subject to any subsequent waiver of the correlative covenant to such Financial Covenant under the applicable Bank Credit Agreement for the same time period as waived thereunder, (ii) be deemed amended, restated or otherwise modified in this Agreement to the same effect as the correlative covenant to such Financial Covenant shall be amended, restated or otherwise modified under the applicable Bank Credit Agreement

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Section 7.5(a), with each Financial Covenant incorporated by reference into this Agreement pursuant to this Section 10.6(b) as such Financial Covenant may be waived, amended, restated, modified, deleted or terminated.

**Section 10.7. Sale of Assets, Etc.** Except as permitted under Section 10.2, the Company will not, and will not permit any of its Subsidiaries to, make any Asset Disposition unless:

(a) in the good faith opinion of the Company, the Asset Disposition is in exchange for consideration having a Fair Market Value at least equal to that of the property exchanged and is in the best interest of the Company or such Subsidiary;

(b) immediately after giving effect to the Asset Disposition, no Default or Event of Default would exist; and

(c) immediately after giving effect to the Asset Disposition, the Disposition Value of all property that was the subject of any Asset Disposition occurring in the then current fiscal year of the Company would not exceed 30% of Consolidated Total Assets as of the end of the then most recently ended fiscal year of the Company.

## SECTION 11. EVENTS OF DEFAULT.

An **"Event of Default"** shall exist if any of the following conditions or events shall occur and be continuing:

(a) the Company defaults in the payment of any principal or Make-Whole Amount, if any, on any Note when the same becomes due and payable, whether at maturity or at a date fixed for prepayment or by declaration or otherwise; or

(b) the Company defaults in the payment of any interest on any Note for more than five Business Days after the same becomes due and payable; or

(c) the Company defaults in the performance of or compliance with any term contained in (i) Section 10.2, Section 10.4, Section 10.5, Section 10.6 (including any Financial Covenant incorporated herein by reference) or Section 10.7 or (ii) Section 7.2, and in the case of (ii), such failure continues for ten or more days; or

(d) the Company defaults in the performance of or compliance with any term contained

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